                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                         (Amendment No.           3      )*
                                      -------------------


                            Northwest Airlines Corporation
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                                   (Name of Issuer)


                   Class A Common Stock, $0.01 par value per share
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                            (Title of Class of Securities)


                                      667280101
                   -----------------------------------------------
                                    (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  Page 1 of 7 pages

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CUSIP NO. 6672801 01                13G              PAGE   2   OF   7   PAGES
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary L. Wilson
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /

                                                                      (b) /X/
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     3    SEC USE ONLY

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     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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  NUMBER OF         5    SOLE VOTING POWER

   SHARES                11,400,117 shares of Class A Common Stock
                  --------------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER

  OWNED BY               5,940,651 shares of Class A Common Stock
                  --------------------------------------------------------------
   EACH             7    SOLE DISPOSITIVE POWER

 REPORTING               5,524,171 shares of Class A Common Stock
                  --------------------------------------------------------------
  PERSON            8    SHARED DISPOSITIVE POWER

   WITH                  5,940,651 shares of Class A Common Stock
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     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,340,768 shares of Class A Common Stock
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     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          18.1%
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     12   TYPE OF REPORTING PERSON*

          IN
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                         *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 7 pages


Item 1.

     (a)  NAME OF ISSUER.

     The issuer is Northwest Airlines Corporation (the "Issuer").

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     The Issuer's principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121.

Item 2.

     (a)  NAME OF PERSON FILING.

     This statement is being filed by Gary L. Wilson.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     Mr. Wilson's principal business office is:

          c/o Northwest Airlines Corporation
          5101 Northwest Drive
          Department A1180
          St. Paul, MN  55111-3034

     (c)  CITIZENSHIP.

     Mr. Wilson is a citizen of the United States of America and resides in California.

     (d)  TITLE OF CLASS OF SECURITIES.

     This statement relates to shares of Class A Common Stock, par value $0.01 per share (the "Common Stock") of the Issuer.

     (e)  CUSIP NUMBER.

     The CUSIP number for the Common Stock is 6672801 01.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

                                                               Page 4 of 7 pages


Item 4.   OWNERSHIP.

     (a)  AMOUNT BENEFICIALLY OWNED.

     As of December 31, 1997, Mr. Wilson beneficially owned 17,340,768 shares of Common Stock of the Issuer, which included (i) 5,875,946 shares of Common Stock of the Issuer owned by Mr. Wilson's two children, and (ii) 5,940,651 shares of Common Stock of the Issuer held by Mr. Wilson as trustee of certain trusts established for the benefit of the family of Alfred A. Checchi.

     Mr. Wilson is a party to a Second Amended and Restated Investor Stockholders' Agreement dated as of December 23, 1993, as amended (the "Stockholders' Agreement"), with the other investor stockholders named therein (the "Investor Stockholders") and the Issuer. See Exhibits A through G attached hereto. All of the shares of Common Stock of the Issuer beneficially owned by Mr. Wilson are subject to the Stockholders' Agreement. As a result of being a party to the Stockholders' Agreement, Mr. Wilson may be deemed a member of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder.
Mr. Wilson hereby disclaims his possible status as a member of a group for purposes of Section 13(d) and disclaims beneficial ownership of the shares of Common Stock of the Issuer owned by the other Investor Stockholders (other than as reported in Item 4(c) below).

     Pursuant to the Stockholders' Agreement, Mr. Wilson has agreed, along with the other Investor Stockholders holding together with Mr. Wilson in excess of 26.8% of the outstanding voting stock of the Issuer (on a fully diluted basis), to vote his shares of Common Stock of the Issuer for the election of certain directors (including Mr. Wilson) to the Issuer's Board of Directors.

     (b)  PERCENT OF CLASS.

     Mr. Wilson's holdings of Common Stock of the Issuer as of December 31, 1997 constitute approximately (i) 18.1% of the outstanding Common Stock of the Issuer and (ii) 16.4% of the outstanding voting stock of the Issuer on a fully diluted basis.

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

     As of December 31, 1997, Mr. Wilson had the sole power to vote 11,400,117 shares of Common Stock of the Issuer, subject to the terms of the Stockholders' Agreement. Of the 11,400,117 shares, 5,875,946 shares of Common Stock of the Issuer are owned by Mr.

                                                               Page 5 of 7 pages


Wilson's two children, each of whom has granted to Mr. Wilson an irrevocable proxy to vote such shares.

          (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

     As of December 31, 1997, Mr. Wilson shared the power to vote 5,940,651 shares of Common Stock of the Issuer, subject and pursuant to the terms of the Stockholders' Agreement, as follows: Mr. Wilson is the trustee of certain trusts established for the benefit of the family of Alfred A. Checchi (the "Checchi Family Trusts"), which beneficially own 5,940,651 shares of Common Stock of the Issuer; as the trustee of the Checchi Family Trusts, Mr. Wilson has the power to vote such shares.

          (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

     As of December 31, 1997, Mr. Wilson had the sole power to dispose or to direct the disposition of 5,524,171 shares of Common Stock of the Issuer.

          (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

     As of December 31, 1997, Mr. Wilson shared the power to dispose or to direct the disposition of the 5,940,651 shares of Common Stock of the Issuer held by the Checchi Family Trusts, as to which shares Mr. Wilson had disposition power as trustee of such trusts.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

                                                               Page 6 of 7 pages


Item 10.  CERTIFICATION.

Not applicable.


EXHIBITS.

The following Exhibits are filed as part of this statement.

Exhibit A   Second Amended and Restated Investor Stockholders' Agreement dated as of December 23, 1993*

Exhibit B   Amendment dated as of October 23, 1995 to the Second Amended and
            Restated Investor Stockholders' Agreement*

Exhibit C   Supplement dated as of December 23, 1993 to the Second Amended and
            Restated Investor Stockholders' Agreement (filed as Exhibit 4.11 to
            Northwest Airlines Corporation's Annual Report on Form 10-K for the year ended December 31, 1994 (the "10-K") and incorporated herein by reference)

Exhibit D   Amendment dated as of December 14, 1994 to the Second Amended and
            Restated Stockholders' Agreement (filed as Exhibit 4.13 to the 10-K and incorporated herein by reference)

Exhibit E   Amendment dated as of January 6, 1995 to the Second Amended and
            Restated Stockholders' Agreement (filed as Exhibit 4.14 to the 10-K and incorporated herein by reference)

Exhibit F   Amendment dated as of January 25, 1995 to the Second Amended and
            Restated Stockholders' Agreement (filed as Exhibit 4.15 to the 10-K and incorporated herein by reference)

Exhibit G   Amendment to Second Amended and Restated Investor Stockholders'
            Agreement (filed as Exhibit 10.7 to Northwest Airlines
            Corporation's Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference)


*Previously filed

                                                               Page 7 of 7 pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 1998

                                         /s/ Gary L. Wilson
                                        ----------------------------------------
                                        Gary L. Wilson